Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gildan Activewear Inc. (“Gildan”)

600 Boul. De Maisonneuve West, 33rd floor

Montréal, QC H3A 3J2

Item 2	Date of Material Change

August 13, 2025.

Item 3	News Release

A news release relating to the material change referred to herein was disseminated on August 13, 2025 through Globe Newswire and filed on the same date on the System for Electronic Documents Analysis and Retrieval (“SEDAR+”) and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) under Gildan’s profile at www.sedarplus.ca and www.sec.gov, respectively.

Item 4	Summary of Material Change

On August 13, 2025, Gildan entered into a definitive merger agreement (the “Agreement”) under which Gildan will acquire, subject to the terms and conditions thereof, all of the outstanding shares of common stock of HanesBrands Inc. (“HanesBrands”). The Agreement is by and among Gildan, Galaxy Merger Sub 2, Inc., a direct wholly owned subsidiary of Gildan (“Second Gildan Merger Sub”), Galaxy Merger Sub 1, Inc., a direct wholly owned subsidiary of Second Gildan Merger Sub (“First Gildan Merger Sub”), HanesBrands, Helios Holdco, Inc., a direct wholly owned subsidiary of HanesBrands (“HanesBrands Holdco”), and Helios Merger Sub, Inc., a direct wholly owned subsidiary of HanesBrands Holdco (“HanesBrands Merger Sub”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Transactions

The Agreement provides for, among other things, the indirect acquisition of HanesBrands by Gildan through multiple steps. First, HanesBrands Merger Sub will merge with and into HanesBrands (the “HanesBrands Merger”), with HanesBrands surviving the HanesBrands Merger as a direct wholly owned subsidiary of HanesBrands Holdco. Second, immediately following the HanesBrands Merger, HanesBrands will be converted into a Maryland limited liability company (the “LLC Conversion”). Third, immediately following the LLC Conversion, First Gildan Merger Sub will merge with and into HanesBrands Holdco (the “First Gildan Merger”), with HanesBrands Holdco surviving the First Gildan Merger as a direct wholly owned subsidiary of Second Gildan Merger Sub. Fourth, immediately following the First Gildan Merger, HanesBrands Holdco will merge with and into Second Gildan Merger Sub (the “Second Gildan Merger” and, together with the HanesBrands Merger, the LLC Conversion and the First Gildan Merger, the “Transactions”), with Second Gildan Merger Sub surviving the Second Gildan Merger as a direct wholly owned subsidiary of Gildan.

Treatment of HanesBrands Common Stock and HanesBrands Equity Awards

The Agreement provides that, at the effective time of the HanesBrands Merger (the “HanesBrands Merger Effective Time”), (a) each share of HanesBrands common stock outstanding immediately prior to the HanesBrands Merger Effective Time will be converted into one share of HanesBrands Holdco common stock, with the same rights, powers and privileges as the shares so converted and will constitute the only outstanding shares of capital stock of HanesBrands Holdco, and (b) each HanesBrands Equity Award (as defined below) will be converted into an equity award covering that number of shares of HanesBrands Holdco common stock equal to the number of shares of HanesBrands common stock subject to such HanesBrands Equity Award, with the same terms and conditions as the awards so converted.

The Agreement further provides that, at the effective time of the First Gildan Merger (the “First Gildan Merger Effective Time”), each share of HanesBrands Holdco common stock outstanding immediately prior to the First Gildan Merger Effective Time (other than shares held by HanesBrands Holdco, Gildan or any of their respective subsidiaries, to be cancelled for no consideration in accordance with the Agreement), will be converted into the right to receive: (a) 0.102 Gildan common shares (the “Share Consideration”); and (b) $0.80 in cash, without interest (the “Cash Consideration”), subject to applicable tax withholding.

Pursuant to the Agreement, at the First Gildan Merger Effective Time:

(a)	each outstanding option to purchase shares of HanesBrands common stock granted under the HanesBrands’ 2020 Omnibus Incentive Plan (as amended, the “HanesBrands Equity Plan”) or as part of an inducement grant (each, a “HanesBrands Option”), will be converted into an option to purchase a number of Gildan common shares (each, a “Gildan Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of HanesBrands common stock subject to such HanesBrands Option multiplied by (ii) the Equity Award Exchange Ratio (as defined below). The exercise price per share with respect to each Gildan Option will be equal to the quotient (rounded up to the nearest whole cent) of (A) the exercise price per share of HanesBrands common stock with respect to the related HanesBrands Option divided by (B) the Equity Award Exchange Ratio. Each Gildan Option will otherwise continue to be governed by the same terms and conditions as were applicable to the corresponding HanesBrands Option immediately prior to the First Gildan Merger Effective Time;

(b)	each outstanding HanesBrands restricted stock unit granted under the HanesBrands Equity Plan (each, a “HanesBrands RSU”) will be converted into a Gildan restricted stock unit (each, a “Gildan RSU”) denominated in a number of Gildan common shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of HanesBrands common stock subject to such HanesBrands RSU multiplied by (ii) the Equity Award Exchange Ratio; and

(c)	each outstanding HanesBrands performance stock unit granted under the HanesBrands Equity Plan (each, a “HanesBrands PSU”) will be converted into a Gildan RSU denominated in a number of Gildan common shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of HanesBrands common stock subject to such HanesBrands PSU based on the target level of performance multiplied by (ii) the Equity Award Exchange Ratio.

“Equity Award Exchange Ratio” means the sum of (a) 0.102 and (b) the quotient, rounded to two decimal places, obtained by dividing (i) $0.80 by (ii) the average of the volume weighted averages of the trading prices of Gildan common shares on the New York Stock Exchange (“NYSE”) on each of the 20 consecutive trading days ending on (and including) the trading day that is two trading days prior to the date on which the closing of the Transactions occurs.

Settlement of any Gildan RSU corresponding to a HanesBrands RSU or HanesBrands PSU will be made in Gildan common shares purchased by Gildan on the secondary market. Each Gildan RSU will otherwise continue to be governed by the same terms and conditions as were applicable to the corresponding HanesBrands RSU or HanesBrands PSU immediately prior to the First Gildan Merger Effective Time; provided that, in the case of any HanesBrands PSU, the performance-based vesting conditions shall no longer apply.

Notwithstanding the treatment of the HanesBrands Options, the HanesBrands RSUs and the HanesBrands PSUs (collectively, the “HanesBrands Equity Awards”) and the HanesBrands common stock pursuant to the Agreement described above, the Agreement provides that if the number of Gildan common shares to be issued or issuable by Gildan in connection with the Transactions (including the shares issuable as Share Consideration, under any Gildan Options and otherwise included in the number of shares issuable for purposes of the Toronto Stock Exchange’s security holder approval requirement, collectively, the “Fully Diluted Issued Shares”) would result in the Fully Diluted Issued Shares being in excess of 24.99% of the number of Gildan common shares outstanding as of the date of the Agreement, the amount of the Cash Consideration and the Share Consideration will be proportionately adjusted such that the Fully Diluted Issued Shares represent 24.99% of the number of Gildan common shares outstanding as of the date of the Agreement.

If the Transactions are consummated, the HanesBrands common stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended, as promptly as practicable after the First Gildan Merger Effective Time.

Conditions to the Transactions

Each of HanesBrands’ and Gildan’s obligations to consummate the Transactions is subject to a number of conditions, including, among others: (a) the approval of the Transactions by the HanesBrands’ stockholders (the “HanesBrands Stockholder Approval”); (b) the effectiveness of a registration statement on Form F-4 registering the Gildan common shares issuable in the First Gildan Merger; (c) approval for listing of such Gildan common shares to be issued or issuable under the Agreement on the NYSE and the Toronto Stock Exchange; (d) expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (e) absence of any law or order prohibiting consummation of the Transactions; (f) the absence of any material adverse effect with respect to the other party; and (g) other customary conditions relating to the accuracy of representations and warranties and performance of covenants. Additionally, Gildan’s obligation to consummate the Transactions is subject to the receipt of certain other regulatory approvals.

Representations and Warranties; Covenants

The Agreement contains customary representations and warranties made by the parties, and also contains customary covenants and agreements, including, among others, (a) agreements by each of HanesBrands and Gildan to use commercially reasonable efforts to conduct its respective business in the ordinary course in a manner consistent with past practice during the period between the execution of the Agreement and the First Gildan Merger Effective Time (such period, the “Interim Period”), (b) agreements by HanesBrands not to engage in certain kinds of transactions or other activities during the Interim Period and (c) agreements by HanesBrands to convene and hold a meeting of its stockholders for the purpose of obtaining the HanesBrands Stockholder Approval, as well as agreements by each of the parties to use their reasonable best efforts to obtain all required regulatory approvals.

HanesBrands is subject to customary “no shop” restrictions on its ability to solicit, initiate or knowingly encourage or facilitate alternative acquisition proposals. However, the Agreement provides a customary exception that allows HanesBrands, under certain circumstances and in compliance with specified procedures, to provide information to and engage in discussions or negotiations with a third party that has made a bona fide written acquisition proposal that the HanesBrands’ Board of Directors (the “HanesBrands Board”) determines in good faith (after consultation with its outside legal and financial advisors) constitutes or would reasonably be expected to lead to a HanesBrands Superior Proposal (as defined in the Agreement under the term “Company Superior Proposal”). Before providing any non-public information or engaging in discussions or negotiations with such a third party, HanesBrands must provide prior written notice to Gildan and comply with other requirements set forth in the Agreement, including entering into an appropriate confidentiality agreement and providing Gildan with an opportunity to match any superior proposal.

Termination and HanesBrands Termination Fee

The Agreement may be terminated and abandoned before the First Gildan Merger Effective Time by mutual written consent of both HanesBrands and Gildan. In addition, and subject to certain limitations, either party may terminate the Agreement if (a) the First Gildan Merger Effective Time has not occurred on or before 5:00 p.m., New York City time on May 13, 2026, (b) any governmental entity issues or enters an injunction or similar order permanently enjoining or prohibiting consummation of the Transactions and the injunction or order becomes final and non-appealable or (c) the HanesBrands Stockholder Approval is not obtained.

HanesBrands may terminate the Agreement (a) at any time prior to the receipt of the HanesBrands Stockholder Approval in order to enter into a definitive agreement with respect to a HanesBrands Superior Proposal or (b) if Gildan, First Gildan Merger Sub or Second Gildan Merger Sub breach or fail to perform in any material respect any of their representations, warranties, covenants or other agreements contained in the Agreement and the breach or failure to perform would result in a failure of a condition set forth in the Agreement, subject to the right of the breaching party to cure the breach.

Gildan may terminate the Agreement (a) if HanesBrands, HanesBrands Merger Sub or HanesBrands Holdco breach or fail to perform in any material respect any of their representations, warranties, covenants or other agreements contained in the Agreement and the breach or failure to perform would result in a failure of a condition set forth in the Agreement, subject to the right of the breaching party to cure the breach, or (b) if, prior to receipt of the HanesBrands Stockholder Approval, the HanesBrands Board effects a HanesBrands Change of Recommendation (as defined in the Agreement under the term “Company Change of Recommendation”).

Under the Agreement, HanesBrands will be required to pay to Gildan a termination fee of $67.5 million if the Agreement is terminated in certain circumstances, including because the HanesBrands Board has effected a HanesBrands Change of Recommendation or HanesBrands has terminated the Agreement in order to enter into an agreement providing for a HanesBrands Superior Proposal.

Financing

Gildan has obtained a commitment letter for bridge and term loan facilities that, together with cash on hand and other sources available to Gildan, will be used to finance the amounts payable by Gildan at the closing of the Transactions and to pay related fees and expenses (the “Financing”), subject to certain terms and conditions set forth in the debt commitment letter and debt fee letters. The bridge commitment is expected to be replaced with permanent financing at or prior to closing to the Transactions. The consummation of the Transactions is not conditioned on the Financing or availability of any funds or other financing to Gildan.

The foregoing description of the Agreement and the Transactions does not purport to be complete, should be read in conjunction with, and is qualified in its entirety by reference to, the Agreement, which is available on SEDAR+ and EDGAR under Gildan’s profile at www.sedarplus.ca and www.sec.gov, respectively.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Luca Barile

Executive Vice-President, Chief Financial Officer
(514)-735-2023

Item 9	Date of Report

August 20, 2025.

Forward-looking statements and information

Certain statements included in this material change report constitute “forward-looking statements” and forward- looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations (collectively, “FLI”). FLI is included in this material change report to provide Gildan and HanesBrands shareholders and potential investors with information about the terms of the Agreement. FLI generally can be identified by the use of conditional or forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “assume,” “anticipate,” “plan,” “foresee,” “believe,” “pro forma,” “outlook,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Any statements contained in this material change report that are not statements of historical fact, including statements about Gildan’s beliefs and expectations, are forward-looking statements and should be evaluated as such.

We refer you to public filings made by Gildan and HanesBrands with the SEC and, in the case of Gildan, with the applicable Canadian securities regulatory authorities, for a discussion of the various factors that may affect Gildan’s, HanesBrands’ and/or the combined business’ future results.

FLI is inherently uncertain, and the results or events expressed or implied in such FLI may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such FLI, include, but are not limited to, those discussed and identified in public filings made by Gildan and HanesBrands with the SEC and, in the case of Gildan, with the applicable Canadian securities regulatory authorities Furthermore, unless otherwise stated, the FLI contained in this material change report are made as of August 20, 2025, and we do not undertake any obligation to update publicly or to revise any of the included FLI, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. Any FLI contained in this material change report are expressly qualified by this cautionary statement.